Exhibit 12.1
SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2014
and the three months ended March 31, 2015

	Year ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2015
	---------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$206,664	238,088	267,906	211,428	171,847	45,181
Interest expense, net of amounts capitalized	76,120	77,334	62,503	74,475	88,992	21,965
Interest component of rental expense	176	191	267	632	1,327	357
Amortization of capitalized interest	2,905	3,412	4,498	6,340	4,555	1,139
Pre-tax net loss from non-controlling interest	—	—	—	—	1,246	79
Earnings as defined	$285,865	$319,025	$335,174	$292,875	$267,967	$68,721
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$85,054	90,479	78,497	80,572	85,720	21,174
Interest on affiliated loans	8	534	—	—	—	—
Interest on interim obligations	603	1,374	1,930	1,412	1,109	430
Amortization of debt discount, premium and expense, net	2,098	2,026	1,169	1,266	1,261	315
Other interest charges	466	922	(1)	402	789	161
Interest component of rental expense	176	191	267	632	1,327	357
Fixed charges as defined	88,405	95,526	81,862	84,284	90,206	22,437
RATIO OF EARNINGS TO FIXED CHARGES	3.23	3.34	4.09	3.47	2.97	3.06

ADJUSTMENTS:
Estimated net decrease in interest expense from refinancing					(15,466)	(3,866)
Total pro forma fixed charges					$74,740	$18,571
Pro forma ratio of earnings to fixed charges(1)					3.59	3.70

(1) Reflects the Ratio of Earnings to Fixed Charges on a pro forma basis for the year ended December 31, 2014 and for the three months ended March 31, 2015 after giving effect to the changes in interest expense that would result assuming the repayment of Southern Power Company’s $525,000,000 outstanding principal amount of 4.875% Series 2003A Senior Notes due July 15, 2015 (the "Series 2003A Notes") with a portion of the proceeds of the issuance of the Series 2015A 1.500% Senior Notes due June 1, 2018 (the “Series 2015A Notes”) and the Series 2015B 2.375% Senior Notes due June 1, 2020 (the “Series 2015B Notes”), as if such repayment and related issuance had occurred on January 1, 2014. This calculation assumes the proceeds from the issuance and sale of $242.3 million aggregate principal amount of the Series 2015B Notes and $282.7 million aggregate principal amount of the Series 2015A Notes were applied to repayment of the Series 2003A Notes.